SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT'S PROPOSAL TO FILL VACANCIES IN THE SUPERVISORY BOARD AND IN THE NOMINATION AND EVALUATION COMMITTEE, AND TO AMEND OF ARTICLE 5 OF THE COMPANY'S BYLAWS, PURSUANT TO THE PREROGATIVE SET FORTH IN PARAGRAPH 7, ITEM I OF ARTICLE 5, DUE TO THE CONVERSION OF CLASS A PREFERRED SHARES (PNA) INTO CLASS B PREFERRED SHARES (PNB), AT THE REQUEST OF SHAREHOLDERS

Dear Shareholder:

According to the Company's Bylaws, the Supervisory Board is a permanent oversight body, which shall act collectively and individually, with the powers and duties set forth by Federal Laws
No. 6,404/1976 and No. 13, 303/2016, and further applicable legal provisions.

It consists of five members and an equal number of alternates, elected by the General Shareholders' Meeting, whose unified term of office shall be of two years, reelection being permitted for no more than two consecutive times.

The members of the Supervisory Board shall be natural persons, residing in the country, whose academic background is compatible with their roles as members of such board and who have held, for at least three years, senior management or advisory positions in the public administration or acted as members of the Supervisory Board, the Executive Board or the Board of Directors in a company.

Considering the vacancies in the Company's Supervisory Board, to be filled by candidates appointed by the state of Paraná, Copel's controlling shareholder, to serve for the remainder of the 2019-2021 term of office, the following names were put forward:

•   JOSÉ PAULO DA SILVA FILHO - appointed through official letter OF CEE/G 395/19, of 09.16.2019, for the position of sitting member of the Supervisory Board, to fill the vacant position resulting from the resignation of Mr. Nilso Sguarezi.

•   EMIR CALLUF FILHO - appointed through official letter OF CEE/G 395/19, of 09.16.2019, for the position of alternate member of the Supervisory Board, to fill the vacant position resulting from the resignation of Mr. Adrian Lima da Hora.

Additionally, due to the resignation of Ms. Vanessa Claro Lopes from the position of alternate member of the Supervisory Board, an election to fill the vacant position for the remainder of the 2019-2021 term of offce is required.

As the law does not make the early submission of the proposed names for election mandatory, in accordance with CVM’s Rule No. 561/2015, the other shareholders may appoint a candidate, at the General Meeting, during the analysis of the matter, as long as they have the right to do so, according to the criteria specified above.

Shareholders wishing to include candidates’ names in the distance voting ballot paper for the Extraordinary General Meeting must send a written request to the Company until November 7, 2019, addressed to the Chief Financial and Investors Relations Officer, at Rua Coronel Dulcídio, 800 - Batel, CEP 80420-170, Curitiba, Paraná, or through the e-mail address acionistas@copel.com, pursuant to article 21-L of CVM’s Rule no. 481/2009, and the requirements established in article 21-M of the same Rule, and in item 12.2 of the Company's Reference Form.

The Nomination and Evaluation Committee - NEC is a permanent statutory body, auxiliary to the company’s shareholders, responsible for verifying compliance of the processes of nomination and evaluation of members of the Board of Directors, the Supervisory Board, the Executive Board and statutory committees with the current legislation.

The NEC consists of five members, elected and dismissed by the Shareholders' Meeting, whose unified term of office is of two years, reelection being permitted for no more than two consecutive times, as follows: a. three members appointed by the company’s controlling shareholder; and b. two members appointed by the company’s minority shareholders.

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There is a single Nomination and Evaluation Committee for the holding company and its wholly-owned subsidiaries. The scope of the committee might be extended to controlled companies, affiliates and companies in which Copel holds a financial interest. NEC is responsible for verifying the compliance of the process of nomination and evaluation of the members of the Board of Directors, the Executive Board, the Supervisory Board and the statutory committees.

The members of the Nomination and Evaluation Committee state opinion on the fulfillment of requirements and the absence of prohibitions regarding the election of members of the Board of Directors, the Executive Board, the Supervisory Board and the statutory committees, thus assisting shareholders with the appointment of such members.

Considering the vacancies in the Company's Nomination and Evaluation Committee, to be filled by candidates appointed by the state of Paraná, Copel's controlling shareholder, to serve for the remainder of the 2019-2021 term of office, the following names were put forward:

•      ROBSON AUGUSTO PASCOALINI - appointed through official letter OF CEE/G 395/19, of 09.16.2019, to fill the vacant position resulting from the resignation of Mr. Marcos Domakoski.

•      MARCOS LEANDRO PEREIRA - appointed through official letter OF CEE/G 458/19, of 10.16.2019, to fill the vacant position resulting from the resignation of Mr. Paulo Henrique Laporte Ambrozewicz.

Amendment of article 5 of the Company's Bylaws, pursuant to the prerogative set forth in paragraph 7, item I of the same article, which allowed for the conversion of class A preferred shares (PNA) into class B preferred shares (PNB), at the request of shareholders, without producing any legal or economic effects. The conversion will result in the amendment of article 5, which, if approved, will be worded as follows:

"Underwritten paid up capital is R$10,800,000,000.00 (ten billion and eight hundred million reais), represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 327,187 (three hundred and twenty-seven thousand and one hundred and eighty-seven) shares are class “A” and 128,297,108 (one hundred twenty-eight million, two hundred ninety-seven thousand and one hundred and eight) shares are class “B”."

Previous text marking alterations being made:

"Article 5 - Underwritten paid up capital is R$10,800,000,000.00 (ten billion and eight hundred million reais), represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 327,187 (three hundred and twenty-seven thousand, one hundred and eighty-seven) ~~328.627 (three hundred and twenty-eight thousand, six hundred and twenty-seven)~~ shares are class “A” and 128,297,108 (one hundred twenty-eight million, two hundred ninety-seven, one hundred and eight) ~~128,295,668 (one hundred twenty-eight million, two hundred ninety-five thousand and six hundred and sixty-eight)~~ shares are class “B”."

For the reasons stated above, the Company's Management calls on its shareholders to attend the Extraordinary General Meeting to be held on December 2, 2019 to decide on these matters.

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12.5        Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

INDICADOS PELO CONTROLADOR PARA O CONSELHO FISCAL

PARA COMPLETAR O MANDATO 2019/2020

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
JOSÉ PAULO DA SILVA FILHO	214.04.1963	Contador	386.730.294-49	Conselheiro Fiscal Efetivo - Eleito pelo Controlador
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
02.12.2019		2019-2020	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da Lei n 13.303/2016.
l. Número de mandatos consecutivos		Observação:
0 (zero)
m. informações sobre:

i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor

Controler Corporativo do Grupo Unipar (2016-2019); Consultor Financeiro (2015-2016); Diretor de Administração e Finanças do Grupo Nasha (2014-2016); Diretor de Administração e Controle do Grupo J&F - Composto pela JBS S.A. (2006-2014)

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal			Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação

Página 3 de 7

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
EMIR CALLUF FILHO	12.06.1979	Advogado	021.689.429-86	Conselheiro Fiscal Suplente - Eleito pelo Controlador
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
02.12.2019		2019-2020	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da Lei n 13.303/2016.
l. Número de mandatos consecutivos		Observação:
0 (zero)
m. informações sobre:

i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor

Diretor Jurídico & Compliance Corporativo Global na J&F Investimentos S/A. (2017-atual); Diretor Jurídico América Latina e Corporativo (NY, EUA) na IFF – International Flavors & Fragances (2013-2017); Gerente Jurídico & Compliance na ENAEX/ BRITANITE 2010-2013)

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal			Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação

12.6.         Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Os indicados nesta Assembleia, não atuaram como membros do Conselho Fiscal no último exercício

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12.7.       Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

INDICADOS PELO CONTROLADOR PARA O COMITÊ DE INDICAÇÃO E AVALIAÇÃO

PARA COMPLETAR O MANDATO 2019/2021

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
ROBSON AUGUSTO PASCOALINI	15.05.1980	Advogado	005.967.139·40	Membro do Comitê de Indicação e Avaliação - Eleito pelo Controlador
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
02.12.2019		2019-2021	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da Lei n 13.303/2016.
l. Número de mandatos consecutivos		Observação:
0 (zero)
m. informações sobre:

i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor

Advogado e gestor escritório próprio (2009-atual); Gestor administrativo e jurídico de empresas (2012-2014); e Membro do comitê de indicação e avaliação da Companhia de Saneamento do Paraná - SANEPAR (2019-2021).

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal			Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação

Página 5 de 7

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
MARCOS LEANDRO PEREIRA	25.03.1965	Advogado	436.675.389-87	Membro do Comitê de Indicação e Avaliação - Eleito pelo Controlador
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
02.12.2019		2019-2021	Não ocupou outros cargos ou funções exercidos no emissor	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da Lei n 13.303/2016.
l. Número de mandatos consecutivos		Observação:
0 (zero)
m. informações sobre:

i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor

Sócio da Pereira, Dabul Advogados (2003 - Atua), Sócio Fundador da RCA Governança & Sucessão (2015 - Atual), Professor convidado do ISAE-FGV-Curitiba (2018 - Atual), Mentor para as áreas Societária e Tributária (2012 -Atual); Mentor do Conselho da Família Rezzadori da DSR Solutions (2013 - 2015); B. I. lnternational -Master of Business Administration (M.B.A.) -TCC pendente, Governança Corporativa e Avaliação de Empresas· (2012 -2014); Instituto Brasileiro de Governança Corporativa -IBGC (2019 - 2019).

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor

Membro do Conselho de Administração da Perfimec S.A. Centro de Produtos e Serviços em Aço (2017 - Atual), Mentor e membro do Conselho de Adminstração da DSS Holding Company (2019 - Atual), Membro do Conselho de Administração da Amcham-Brasil /Presidente do Conselho Reg. da Amcham-Curitiba (2015 - Atual); Membro do Conselho de Administração da CANAÃ Administ. de Bens e Participações S.A. (2014 - Atual), Membro do Conselho Superior da Fiep -Federação das Indústrias do Estado do Paraná (2011 - Atual); Membro do Conselho de Administração do Grupo Rohden (Rohden Portas e Painéis e Rohden Vidros) (2016 - 2018); Membro do Conselho de Administração da Sanimax (2015 - 2017); Membro do Conselho Consultivo da Akiyama Soluções Tecnológicas (201 - 2016); Membro do Conselho de Administração da Neodente (2012 - 2015).

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal			Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas			Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer			Não há qualquer condenação

Página 6 de 7

12.8        Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Não existem membros indicados nesta Assembleia que atuaram como membros nestes comitês mandato de 2017-2018.

12.9        Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a)   administradores do emissor

b)   (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor

c)    (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii)   controladores diretos ou indiretos do emissor

d)   (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

Nenhum dos ora indicados para compor o Conselho Fiscal, possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

12.10       Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

a)   sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social

b)   controlador direto ou indireto do emissor

c)    caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nenhum dos ora indicados para compor o Conselho Fiscal, apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor, nos últimos três exercícios.

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COPEL
Companhia Paranaense de Energia

PARANÁ

MANUAL FOR PARTICIPATION IN GENERAL MEETINGS

200th Extraordinary General Meeting

December 2, 2019

TABLE OF CONTENTS

I... Message from the Chairman of the Board of Directors	3
II.. Guidance for Participation in the General Shareholders’ Meeting	4
Attending Shareholder	4
Shareholder Represented by Proxy	4
Holders of ADRs	4
Ballot Paper	4
III. Call Notice	6
IV. Information on the matters to be examined and discussed at the 200th Extraordinary General Meeting	7
Analysis, discussion and voting on the proposal to fill a vacant position in the Nomination and Evaluation Committee - NEC	7
Analysis, discussion and voting on the proposal to fill vacant positions in the Supervisory Board - SB	8
Analysis, discussion and voting on the proposal for amendment of article 5 of the Company’s Bylaws, pursuant to paragraph 7, item I, of the same article, due to the conversion of class A preferred shares (PNA) into class B preferred shares (PNB), at the request of shareholders	12
Appendixes:

I.      REGISTRATION FORM TEMPLATE - APPOINTMENT OF MEMBERS OF STATUTORY BODIES

II.     ROBSON AUGUSTO PASCOALINI

•     ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

•     REGISTRATION FORM - DULY FILLED AND SIGNED BY APPOINTEE

•     CCEE INFORMATION No. 182/2019 APPOINTMENT ANALYSIS

III.    MARCOS LEANDRO PEREIRA

•     ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

•     REGISTRATION FORM - DULY FILLED AND SIGNED BY APPOINTEE

•     CCEE INFORMATION No. 192/2019 - APPOINTMENT ANALYSIS

IV.    JOSÉ PAULO DA SILVA FILHO

•     ITEMS 12.5 to 12.10 OF THE REFERENCE FORM

•     REGISTRATION FORM - DULY FILLED AND SIGNED BY APPOINTEE

•     CCEE INFORMATION No. 182/2019 - APPOINTMENT ANALYSIS

V.     EMIR CALLUF FILHO

•     ITEMS 12.5 to 12.10 OF THE REFERENCE FORM

•     REGISTRATION FORM - DULY FILLED AND SIGNED BY APPOINTEE

•     CCEE INFORMATION No. 182/2019 APPOINTMENT ANALYSIS

Manual for participation in General Meetings
2/13

I.        Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with great pleasure that I present to you this Manual for Participation in the General Shareholders’ Meeting of Companhia Paranaense de Energia - Copel, with general guidance for effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief manner, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 200th Extraordinary General Meeting was called for December 2, 2019, at 2:30 p.m., at the Company’s headquarters, located at Rua Coronel Dulcídio, 800, in the city of Curitiba.

The matters to be presented in the EGM for resolution of shareholders are described in the Call Notice and in this manual, which also include the types of shares granting the right to vote on the items of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the General Shareholders’ Meetings.

Yours sincerely,

Marcel Martins Malczewski

Chairman of the Board of Directors

Manual for participation in General Meetings
3/13

II.        Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, or by appointing a proxy with powers to represent him/her as described below.

Attending Shareholder

The shareholder wishing to take part in the Extraordinary General Meeting shall arrive a few minutes ahead of the time indicated in the Call Notice and bear the following documents:

•     An acceptable form of identification, such as an Identity Card (RG), a Brazilian Foreigner’s Identity Card (RNE), a Brazilian Driver’s License (CNH) or a professional identity card issued by an accredited professional organization; and

•     Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Extraordinary General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law No. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the General Meeting.

The documents required are the following:

•     Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•     Bylaws or Articles of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•     Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcídio nº 800 - 3º andar, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Extraordinary General Meeting.

Participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

Ballot Paper

In compliance with CVM’s Rule no. 481/2009 and its alterations, and with a view to promoting and facilitating the shareholders’ participation in Copel’s General Meetings, the Company will provide a ballot paper for the shareholder to exercise his/her voting right at a distance through his/her corresponding custody agents or directly to the Company, as described below:

Manual for participation in General Meetings
4/13

The shareholder who is willing to exercise his/her voting right at a distance shall i. fill in and send the ballot paper directly to the Company or ii. send instructions to qualified service providers on how to fill in the ballot paper, as follows:

•     Exercising voting right through qualified service providers: the shareholder who is willing to exercise his/her voting right at a distance shall send instructions on his/her vote to his/her custody agents in accordance with the rules set by them, who, in turn, will send the shareholder’s assent and dissent to the resolutions of the General Meetings to [B]³ Brasil, Bolsa, Balcão Central Securities Depository. The shareholder shall first maintain contact with his/her custody agents and verify their established procedures for filling in the ballot form, as well as the necessary information and documents required by them.

•     Delivering the ballot paper directly to the Company: the shareholder who is willing to exercise his/her voting right at a distance may do so by delivering the filled-in ballot paper, accompanied by the following documents directly to Copel’s headquarters (Diretoria de Finanças e de Relações com Investidores - Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR): i. a printed copy of the filled-in ballot paper, duly initialled and signed; ii. a notarized copy of: (a) individual taxpayers: the shareholder’s identity card with a photo (RG); (b) corporate taxpayers: the updated copy of the Company’s Bylaws or of the Consolidated Articles of Incorporation and of the corporate documents granting legal representation of the shareholder concerned (together with a copy of his/her identity card with a photo); (c) investment funds: the updated consolidated Investment Fund Regulation, the Bylaws or Articles of Incorporation and proof of powers for representation; and the identity card with a photo of the legal representative of the investment fund concerned.

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III.        Call Notice

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on December 2, 2019, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Analysis, discussion and voting on the proposal to fill vacant positions in the Nomination and Evaluation Committee - NEC;

2.   Analysis, discussion and voting on the proposal to fill vacant positions in the Supervisory Board - SB; and

3.   Amendment of article 5 of the Company's Bylaws, pursuant to paragraph 7, item I, of the same article, due to the conversion of class A preferred shares (PNA) into class B preferred shares (PNB), at the request of shareholders.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Participation in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ir.copel.com); b) The Company’s shareholders shall take part in the Extraordinary General Meeting by attending it and casting their vote on the items of the meeting’s agenda or by appointing a proxy with powers to represent them; and c) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800 - 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, October 31, 2019

Marcel Martins Malczewski

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from November 1, 2019, being also available on the Company’s website (ir.copel.com) and on the websites of Comissão de Valores Mobiliários - CVM and Brasil Bolsa Balcão - [B]³ on October 31, 2019.

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IV.        Information on the matters to be examined and discussed at the 200th Extraordinary General Meeting

Below the Company’s Management presents clarifications related to the items for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

è Analysis, discussion and voting on the proposal to fill vacant positions in the Nomination and Evaluation Committee - NEC

Clarifications

The Nomination and Evaluation Committee - NEC is a permanent statutory body, auxiliary to the company’s shareholders, responsible for verifying compliance of the processes of nomination and evaluation of members of the Board of Directors, the Supervisory Board, the Executive Board and statutory committees with the current legislation.

The NEC consists of five members, elected and dismissed by the Shareholders' Meeting, whose unified term of office shall be of two years, reelection being permitted for no more than two consecutive times, as follows: three members appointed by the company’s controlling shareholder; and two members appointed by the company’s minority shareholders.

There is a single Nomination and Evaluation Committee for the holding company and its wholly and partially-owned subsidiaries, and companies in which Copel holds a financial interest, and it is responsible for verifying the compliance of the process of nomination and evaluation of the members of the Board of Directors, the Executive Board, the Supervisory Board and the statutory committees.

The members of the Nomination and Evaluation Committee shall state opinion on the fulfillment of requirements and the absence of prohibitions regarding the election of members of the Board of Directors, the Executive Board, the Supervisory Board and the statutory committees, thus assisting shareholders with the appointment of such members.

Vacancies and voting right

The Nomination and Evaluation Committee consists of 05 (five) members, vacancies being filled as follows:

a)   03 (three) members appointed by the State of Paraná, the company’s controlling shareholder (only holders of common shares have voting rights); and

b)   02 (two) members appointed by the minority shareholders (only holders of common shares have voting rights, being elected the two candidates representing the highest percentage of the company’s capital stock, with no minimum limit).

Appointments

Considering the vacancies in the Company's Nomination and Evaluation Committee, to be filled by candidates appointed by the state of Paraná, Copel's controlling shareholder, to serve for the remainder of the 2019-2021 term of office, the following names were put forward:

•      ROBSON AUGUSTO PASCOALINI - appointed through official letter OF CEE/G 395/19, of 09.16.2019, to fill the vacant position resulting from the resignation of Mr. Marcos Domakoski.

•      MARCOS LEANDRO PEREIRA - appointed through official letter OF CEE/G 458/19, of 10.16.2019, to fill the vacant position resulting from the resignation of Mr. Paulo Henrique Laporte Ambrozewicz.

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Compliance

Appointees have provided proof of fulfillment of requirements and absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies Rule by filling the Registration Form.

Additionally, the Nomination and Evaluation Committee, in its 8th meeting, held on 09.25.2019, and in its 9th meeting, held on 10.30.2019, considered the appointments of Robson Augusto Pascoalini and Marcos Leandro Pereira compliant with Federal Laws No. 6,404/1976 and No. 13,303/2016, Copel's Bylaws and further applicable regulations.

Appendix II -  ROBSON AUGUSTO PASCOALINI

•      ITEMS 12.5 to 12.10 OF THE REFERENCE FORM

•      REGISTRATION FORM - DULY FILLED AND SIGNED BY APPOINTEE

•      CCEE INFORMATION No. 182/2019 - APPOINTMENT ANALYSIS

Appendix III - MARCOS LEANDRO PEREIRA

•      ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

•      REGISTRATION FORM - DULY FILLED AND SIGNED BY APPOINTEE

•      CCEE INFORMATION No. 192/2019 - APPOINTMENT ANALYSIS

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

è Analysis, discussion and voting on the proposal to fill vacant positions in the Supervisory Board - SB

Clarifications

According to the Company's Bylaws, the Supervisory Board is a permanent oversight body, which shall act collectively and individually, with the powers and duties set forth by Federal Laws No. 6,404/1976 and No. 13, 303/2016, and further applicable legal provisions.

It consists of five members and an equal number of alternates, elected by the General Shareholders' Meeting, whose unified term of office shall be of two years, reelection being permitted for no more than two consecutive times.

The members of the Supervisory Board shall be natural persons, residing in the country, whose academic background is compatible with their roles as members of such board and who have held, for at least three years, senior management or advisory positions in the public administration or acted as members of the Supervisory Board, the Executive Board or the Board of Directors in a company.

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Besides the individuals listed in paragraphs 1 and 2 of article 147 of Federal Law No. 6,404/1976, members of the Company's statutory bodies and its employees, as well as of Copel’s wholly and partially owned subsidiaries, spouses or relatives up to the third degree of a Copel Director or Chief Officer shall not be elected or appointed as members of the Supervisory Board.

The following shall not be appointed members of the Supervisory Board:

a)   representatives of the regulatory bodies Copel is subject to, ministers of state, secretaries of state, municipal secretaries, holders of non-permanent positions in senior management, advising or of special nature in the public administration, political party statutory officers and sitting members of the legislature in any state of the country, even when on leave;

b)   individuals who have taken part in the decision-making structure of a political party or have organized, structured or developed an electoral campaign in the last 36 months;

c)   individuals who hold a position in a trade union organization;

d)   individuals who have signed an agreement or entered into a partnership, as suppliers or buyers, or have offered or required goods or services of any kind from the State of Paraná or from Copel within less than three years prior to the nomination to the Supervisory Board;

e)   individuals who have or may have any form of conflict of interest with the State of Paraná or with Copel. Note: The prohibition set forth in (a) shall be imposed on blood and non-blood relatives up to the third degree of relationship of the above-mentioned individuals.

Vacancies and voting right

Copel’s Supervisory Board comprises five sitting members and an equal number of alternates, reelection being permitted, as follows:

a)       three members and their respective alternates appointed by the state of Paraná (only holders of common shares have voting rights);

b)       one member and his respective alternate appointed by the minority holders of common shares - the election is carried out separately (controlling shareholders may not vote), and only the minority holders of common shares are entitled to vote, being elected the candidate representing the highest percentage of the Company's capital stock, with no minimum limit; and

c)       one member and his respective alternate appointed by the holders of preferred shares – the election is carried out separately (controlling shareholders may not vote), and only the holders of preferred shares are entitled to vote, being elected the candidate representing the highest percentage of the Company's capital stock, with no minimum limit.

Appointments

Supervisory Board: sitting and alternate member - controlling shareholder

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Considering the vacancies in the Company's Supervisory Board, to be filled by candidates appointed by the state of Paraná, Copel's controlling shareholder, to serve for the remainder of the 2019-2021 term of office, the following names were put forward:

•      JOSÉ PAULO DA SILVA FILHO - appointed through official letter OF CEE/G 395/19, of 09.16.2019, for the position of sitting member of the Supervisory Board, to fill the vacant position resulting from the resignation of Mr. Nilso Sguarezi.

•      EMIR CALLUF FILHO - appointed through official letter OF CEE/G 395/19, of 09.16.2019, for the position of alternate member of the Supervisory Board, to fill the vacant position resulting from the resignation of Mr. Adrian Lima da Hora.

Compliance

Appointees have provided proof of fulfillment of requirements and absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies Rule by filling the Registration Form.

Additionally, the Nomination and Evaluation Committee, in its 8th meeting, held on 09.25.2019, considered the appointments of José Paulo da Silva Filho and Emir Calluf Filho compliant with Federal Laws No. 6,404/1976 and No. 13,303/2016, Copel's Bylaws and further applicable regulations.

Supervisory Board: alternate member - minority holders of common shares

Due to the resignation of Ms. Vanessa Claro Lopes from the position of alternate member of the Supervisory Board, an election to fill the vacant position for the remainder of the 2019-2021 is required.

As the law does not make the early submission of the proposed names for election mandatory, in accordance with CVM’s Rule No. 561/2015, the other shareholders may appoint a candidate, at the General Meeting, during the analysis of the matter, as long as they have the right to do so, according to the criteria specified above.

Shareholders wishing to include candidates in the distance voting ballot paper for the Extraordinary General Meeting must send a written request to the Company until
November 7, 2019, addressed to the Chief Financial and Investors Relations Officer, at Rua Coronel Dulcídio, 800 - Batel, CEP 80420-170, Curitiba, Paraná, or through the e-mail address acionistas@copel.com, pursuant to article 21-L of CVM’s Rule no. 481/2009, and the requirements established in article 21-M of the same Rule, and in item 12.2 of the Company's Reference Form.

Compliance

Pursuant to article 52 of the Company's Bylwas, appointments for the Supervisory Board must comply with the requirements and prohibitions set forth by Federal Laws No. 6,404/1976 and No. 13,303/2016.

Appointees must provide proof of fulfillment of the requirements and the absence of prohibitions to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies by filling the Registration Form (Appendix I).

For this reason, when submitting a candidacy, including those announced on the day of the GM, the following documents must presented:

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EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

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PROFESSIONAL EXPERIENCE

•      Nomination and termination letter, for appointees who hold or have held a non-permanent position in the public administration;

•      Declaration of office or employment, if applicable;

•      Copy of employment record book (with current position), if applicable;

•      Updated curriculum vitae (signed), describing proven professional experience in the areas required by law; and

•      Other documents that provide proof of professional experience.

OTHER

•      Copy of identity card, containing picture, general registry (RG) and tax-payer registry (CPF) numbers;

•      Declaration of income and assets;

•      Proof or address with name of appointee and current address, no more than 90 (ninety) days old; and

•      Registration Form (Enclosure I) duly filled and signed by appointee.

In order to verify compliance, the Company will subject appointees to a background check and their documents will be submitted to the Control Council for State-Owned Companies of the State of Paraná - CCEE, which will issue a report.

Appendix IV -    JOSÉ PAULO DA SILVA FILHO

•      ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

•      REGISTRATION FORM - DULY FILLED AND SIGNED BY APPOINTEE

•      CCEE INFORMATION No. 182/2019 - APPOINTMENT ANALYSIS

Appendix V -     EMIR CALLUF FILHO

•      ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

•      REGISTRATION FORM - DULY FILLED AND SIGNED BY APPOINTEE

•      CCEE INFORMATION No. 182/2019 - APPOINTMENT ANALYSIS

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

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è Analysis, discussion and voting on the proposal for amendment of article 5 of the Company’s Bylaws, pursuant to paragraph 7, item I, of the same article, due to the conversion of class A preferred shares (PNA) into class B preferred shares (PNB), at the request of shareholders.

Clarifications

Pursuant to paragraph 7, item I of article 5 of the Company's Bylwas, class A preferred shares (PNA) were converted into class B preferred shares (PNB), at the request of shareholders, without producing any legal or economic effects. The conversion will result in the amendment of article 5, which, if approved, will be worded as follows:

Underwritten paid up capital is R$10,800,000,000.00 (ten billion and eight hundred million reais), represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 327,187 (three hundred and twenty-seven thousand and one hundred and eighty-seven) shares are class “A” and 128,297,108 (one hundred twenty-eight million, two hundred ninety-seven thousand and one hundred and eight) shares are class “B”.

Previous text marking alterations being made:

"Article 5 - Underwritten paid up capital is R$10,800,000,000.00 (ten billion and eight hundred million reais), represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 327,187 (three hundred and twenty-seven thousand, one hundred and eighty-seven) ~~328.627 (three hundred and twenty-eight thousand, six hundred and twenty-seven)~~ shares are class “A” and 128,297,108 (one hundred twenty-eight million, two hundred ninety-seven, one hundred and eight) ~~128,295,668 (one hundred twenty-eight million, two hundred ninety-five thousand and six hundred and sixty-eight)~~ shares are class “B”."

Voting right

On this item of the agenda, only holders of common shares are entitled to vote.

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COPEL
Companhia Paranaense de Energia
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Anexo I

FORMULÁRIO CADASTRAL
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administradores (diretor e conselheiro de administração), conselheiros fiscais, membros do Comitê de Indicação e Avaliação e demais cargos previstos em acordos de acionistas, para os órgãos estatutários da Companhia Paranaense de Energia – Copel (Holding), das suas subsidiárias integrais e das suas participações societárias diretas ou indiretas.

A. DADOS GERAIS

1. Nome completo:		2. Sexo: ( ) M ( ) F
3. CPF:	4. RG:	5. Título de eleitor:
6. Endereço pessoal:		
7. Endereço profissional:		
8. Telefone pessoal:	9. Telefone profissional:	
10. *E-mail*:		
11. Cargo para o qual foi indicado: ( ) Titular ( ) Suplente ( ) Conselho de Administração ( ) Diretoria ( ) Conselho Fiscal ( ) Comitê de Indicação e Avaliação ( ) Outros cargos. Especificar: ____ Obs.: a questão 22 somente deve ser respondida pelos indicados para o Conselho Fiscal.		
12. Empresa à qual foi indicado:		
13. Representante do(s): ( ) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas ( ) Empregados		

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Companhia Paranaense de Energia

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B. EXPERIÊNCIA PROFISSIONAL

Os itens 14 a 16 são exclusivos para indicações aos cargos de Diretoria, Conselho de Administração e Comitê de Indicação e Avaliação:

14. Assinale a experiência profissional abaixo que você possui:

( ) 10 (dez) anos, no setor público ou privado, na área de atuação da empresa pública ou da sociedade de economia mista ou em área conexa àquela para a qual foi indicado em função de direção superior;

( ) 04 anos em cargo de direção ou de chefia superior em empresa de porte ou objeto social semelhante ao da empresa pública ou da sociedade de economia mista, entendendo-se como cargo de chefia superior aquele situado nos 2 (dois) níveis hierárquicos não estatutários mais altos da empresa;

( ) 04 anos em cargo em comissão ou função de confiança equivalente a DAS-4 ou superior, no setor público;

( ) 04 anos em cargo de docente ou de pesquisador em áreas de atuação da empresa pública ou da sociedade de economia mista;

( ) 04 anos de experiência como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da empresa pública ou sociedade de economia mista;

15. Dos itens assinalados no item 14, descreva a experiência mais aderente ao cargo indicado: *

____

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado, etc.

16. No caso de indicação de empregados para o cargo de administrador ou como membro de comitê, os requisitos acima podem ser dispensados, desde que atendidos os seguintes quesitos mínimos:

( ) Tenha ingressado na empresa pública ou na sociedade de economia mista por meio de concurso público de provas ou de provas e títulos;

( ) Tenha mais de 10 (dez) anos de trabalho efetivo na empresa pública ou na sociedade de economia mista;

( ) Tenha ocupado cargo na gestão superior da empresa pública ou da sociedade de economia mista, comprovando sua capacidade para assumir as responsabilidades dos cargos.

	SIM	NÃO
17. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?		
18. Qual a área de sua formação acadêmica?		
19. É titular de cargo com vínculo permanente com o serviço Público?	SIM	NÃO
20. Em caso de resposta positiva no item 19, informe o cargo:		
21. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	SIM	NÃO
22. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor e Conselheiro Fiscal)?		

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Companhia Paranaense de Energia

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23. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?		
24. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?		

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		
IV - é dirigente estatutário de partido político, ainda que licenciado?		
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		
IX - é pessoa que exerça cargo em organização sindical?		
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a empresa para a qual foi indicado?		
XII - é pessoa inalistável ou analfabeto?		
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por		

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Companhia Paranaense de Energia

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O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? SIM	NÃO
irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		
XXX - está condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que o torne inelegível?		
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO - CRITERIOS DA LEI 13.303/2016

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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Companhia Paranaense de Energia

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	SIM	NÃO
I – Possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		
II – É cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		
IV – É ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		
V – É fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		
VI – É funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		
VII – Recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		

Obs.: para empresas públicas e sociedades de economia mista.

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E. OUTRAS INFORMAÇÕES

	SIM	NÃO
Existe algum litígio administrativo ou judicial no qual conste como autor ou réu, que sejam parte a Empresa para a qual está sendo indicado, para a Copel ou alguma de suas empresas? Caso positivo favor especificar, informando se é processo coletivo ou individual: ____		

Ocupa cargo de administrador (Conselho de Administração e Diretoria) ou de Conselheiro Fiscal em empresa pública, sociedade de economia mista ou de suas subsidiárias?

Caso a resposta seja afirmativa, indicar cargo e empresa, utilizando a tabela abaixo:

Cargo	Empresa	Remunerado	
		SIM	NÃO

O indicado deverá anexar ao presente Formulário os documentos abaixo que atestam a comprovação das seguintes informações:

DADOS GERAIS

- Cópia de documento de identificação com foto, contendo nº do RG e CPF;
- Cópia do Título de eleitor; e
- Cópia de comprovante de residência em nome do indicado, com menos de 90 dias.

FORMAÇÃO ACADÊMICA

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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- Cópia do diploma de graduação (frente e verso);
- Cópia do certificado de pós-graduação (frente e verso), se for o caso; e
- Cópia da Carteira de identidade profissional.

EXPERIÊNCIA PROFISSIONAL

- Ato de nomeação e de exoneração, se houver;
- Declaração de vínculo ou termo de posse, se houver;
- Cópia da carteira de trabalho (com o registro da atividade exercida), se houver;
- Currículo atualizado (assinado), com descrição de experiência comprovada nas funções previstas na legislação; e
- Outras documentações que comprovem a experiência profissional.

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas **podem** acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie.

Local e data | Assinatura do(a) Indicado(a)

Documento original assinado por:

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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FORMULÁRIO CADASTRAL – BACKGROUND CHECK - PRELIMINAR

Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administradores (diretor e conselheiro de administração), conselheiros fiscais, membros do Comitê de Indicação e Avaliação e demais cargos previstos em acordos de acionistas, para os órgãos estatutários da Companhia Paranaense de Energia – Copel (Holding), das suas subsidiárias integrais e das suas participações societárias diretas ou indiretas.

A. DADOS GERAIS

1. Nome completo: ROBSON AUGUSTO PASCOALINI		2. Sexo: (X) M ( ) F
3. CPF 005.967.179-40	4. RG 8.329.989-4	5. Título de eleitor: 071758 1606-04
6. Endereço pessoal: Rua Roberto Rezende Chaves, 281, Jandaia do Sul-Paraná		
7. Endereço profissional: Rua Presidente Kennedy, 71, Jandaia do Sul-Paraná		
8. Telefone pessoal: 43-99914-1244	9. Telefone profissional: 43-3432-3369	
10. *E-mail*: RPASCOALINI@BOL.COM.BR		

11. Indique o cônjuge e os parentes, até 2° grau, conforme lista abaixo:

Cônjuge: CINTIA MARA PERSONA NOGUEIRA PASCOALINI

1° Grau	
Pai: JOSÉ PASCOALINI	Mãe: MARIA ROSARIO PASCOALINI
Filho(a): NATAN NOGUEIRA PASCOALINI	Filho(a):
Filho(a): NICOLAS NOGUEIRA PASCOALINI	Filho(a):

2° Grau	
Irmão(ã): RICHARDSON CESAR PASCOALINI	Irmão(ã):
Irmão(ã):	Irmão(ã):

12. Declaro, sob as penas da lei, que nenhuma das pessoas citadas acima é:	SIM	NÃO
- Representante do órgão regulador ao qual a Copel está sujeita; - Ministro de Estado, Secretário de Estado ou Secretário Municipal; - Titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública; - Dirigente estatutário de partido político; - Titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo.	X	

13. Caso a resposta do item 12 seja negativa, favor informar o nome do parente e a posição que ocupa

14. Cargo para o qual foi indicado: ( ) Titular ( ) Suplente
( ) Conselho de Administração
( ) Diretoria
( ) Conselho Fiscal

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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(X) Comitê de Indicação e Avaliação
( ) Outros cargos. Especificar: ____________________________

Obs.: a questão 25 somente deve ser respondida pelos indicados para o Conselho Fiscal.

15. Empresa à qual foi indicado:

16. Representante do(s):
(X) Acionista controlador
( ) Acionistas minoritários
( ) Acionistas preferencialistas
( ) Empregados

B. EXPERIÊNCIA PROFISSIONAL

Os itens 17 a 19 são exclusivos para indicações aos cargos de Diretoria, Conselho de Administração e Comitê de Indicação e Avaliação:

17. Assinale a experiência profissional abaixo que você possui:

( ) 10 (dez) anos, no setor público ou privado, na área de atuação da empresa pública ou da sociedade de economia mista ou em área conexa àquela para a qual foi indicado em função de direção superior;

( ) 04 anos em cargo de direção ou de chefia superior em empresa de porte ou objeto social semelhante ao da empresa pública ou da sociedade de economia mista, entendendo-se como cargo de chefia superior aquele situado nos 2 (dois) níveis hierárquicos não estatutários mais altos da empresa;

( ) 04 anos em cargo em comissão ou função de confiança equivalente a DAS-4 ou superior, no setor público;

( ) 04 anos em cargo de docente ou de pesquisador em áreas de atuação da empresa pública ou da sociedade de economia mista;

(X) 04 anos de experiência como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da empresa pública ou sociedade de economia mista;

18. Dos itens assinalados no item 16, descreva a experiência mais aderente ao cargo indicado: *

ADVOGADO

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado, etc.

19. No caso de indicação de empregados para o cargo de administrador ou como membro de comitê, os requisitos acima podem ser dispensados, desde que atendidos os seguintes quesitos mínimos:

( ) Tenha ingressado na empresa pública ou na sociedade de economia mista por meio de concurso público de provas ou de provas e títulos;

( ) Tenha mais de 10 (dez) anos de trabalho efetivo na empresa pública ou na sociedade de economia mista;

( ) Tenha ocupado cargo na gestão superior da empresa pública ou da sociedade de economia mista, comprovando sua capacidade para assumir as responsabilidades dos cargos.

	SIM	NÃO
20. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

21. Qual a área de sua formação acadêmica?
DIREITO

	SIM	NÃO
22. É titular de cargo com vínculo permanente com o serviço Público?		

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	X	
23. Em caso de resposta positiva no item 22, informe o cargo: Comitê Indicação e Avaliação Sanepar		
24. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	SIM	NÃO
	X	
25. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor e Conselheiro Fiscal)?	X	
26. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?	X	
27. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau de pessoas que se enquadram nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a empresa para a qual foi indicado?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? SIM	NÃO
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		X
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		X
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		X
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou		X

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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Companhia Paranaense de Energia

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O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? SIM	NÃO
aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		X
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XXX - está condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que o torne inelegível?		X
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO - CRITERIOS DA LEI 13.303/2016

	SIM	NÃO
I – Possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		X
II – É cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		X
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		X
IV – É ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		X
V – É fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		X
VI – É funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		X
VII – Recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		X

Obs.: para empresas públicas e sociedades de economia mista.

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

COPEL
Companhia Paranaense de Energia

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E. OUTRAS INFORMAÇÕES

	SIM	NÃO
1. Existe algum litígio administrativo ou judicial no qual conste como autor ou réu, que sejam parte a Empresa para a qual está sendo indicado, para a Copel ou alguma de suas empresas? Caso positivo favor especificar, informando se é processo coletivo ou individual: ____		X
2. Ocupa cargo de administrador (Conselho de Administração e Diretoria) ou de Conselheiro Fiscal em empresa pública, sociedade de economia mista ou de suas subsidiárias?		X
3. O cônjuge e/ou filhos(as) ocupam cargo na administração pública direta ou indireta, cargo de administrador (Conselho de Administração e Diretoria) ou de Conselheiro Fiscal em empresa pública, sociedade de economia mista ou de suas subsidiárias?		X

Caso a resposta seja afirmativa nos itens 2 e/ou 3, indicar cargo e empresa, utilizando a tabela abaixo:

Cargo	Empresa	A quem pertence a empresa esposa ou filhos(as)	Remunerado	
			SIM	NÃO

	SIM	NÃO
4. Possui em seu nome, do cônjuge e/ou filhos(as) participação societária em empresas? Caso positivo, informar a razão social e o CNPJ das empresas, suas filiais, controladas, coligadas, controladas em conjunto, etc.	X	

Razão social 1: ROBSON AUGUSTO PASCOALINI SOCIEDADE INDIVIDUAL DE ADVOCACIA	CNPJ 1: 33.100.136/0001-22
Razão social 2:	CNPJ 2:
Razão social 3:	CNPJ 3:
Razão social 4:	CNPJ 4:
Razão social 5:	CNPJ 5:
Razão social 6:	CNPJ 6:
Razão social 7:	CNPJ 7:
Razão social 8:	CNPJ 8:
Razão social 9:	CNPJ 9:

	SIM	NÃO
5. Declaro, sob as penas da lei, que nenhuma das empresas citadas acima firmaram contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a Copel ou com empresas do grupo Copel, nos três anos anteriores à data de sua nomeação?	X	

6. Caso a resposta do item 5 seja negativa, informar detalhes do contrato (empresa, valor, objeto, vigência, entre outros):

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

COPEL
Companhia Paranaense de Energia

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O indicado deverá anexar ao presente Formulário os documentos abaixo que atestam a comprovação das seguintes informações:

DADOS GERAIS

- Cópia de documento de identificação com foto, contendo nº do RG e CPF;
- Cópia do Título de eleitor; e
- Cópia de comprovante de residência em nome do indicado, com menos de 90 dias.

FORMAÇÃO ACADÊMICA

- Cópia do diploma de graduação (frente e verso);
- Cópia do certificado de pós-graduação (frente e verso), se for o caso; e
- Cópia da Carteira de identidade profissional.

EXPERIÊNCIA PROFISSIONAL

- Ato de nomeação e de exoneração, se houver;
- Declaração de vínculo ou termo de posse, se houver;
- Cópia da carteira de trabalho (com o registro da atividade exercida), se houver;
- Currículo atualizado (assinado), com descrição de experiência comprovada nas funções previstas na legislação; e
- Outras documentações que comprovem a experiência profissional.

Ciente das possíveis penalidades civeis, administrativas e penais, que eventuais declarações falsas **podem** acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie.

DECLARO, também, o compromisso da manutenção das condições de elegibilidade, previstas na legislação vigente e no estatuto social da Companhia, durante toda a vigência do mandato do cargo supra citado, em caso de alterações das condições comunicarei imediatamente o Comitê de Indicação e Avaliação - CIA.

Curitiba, 05/08/2019
Local e data

Assinatura do(a) Indicado(a)

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 182/2019

Análise da indicação do Estado do Paraná para o Conselho Fiscal e Comitê de Indicação e Avaliação da Copel.

1. DA PROPOSTA

O protocolo compreende a documentação da indicação para o Conselho Fiscal e Comitê de Indicação e Avaliação da Companhia Paranaense de Energia.

O processo foi instruído com os seguintes documentos:

I. Ofício CEE/G 289/2019;

II. Documentos pessoais, comprovante de endereço, currículo e formulário cadastral de José Paulo da Silva Filho.

III. Documentos pessoais, comprovante de endereço, currículo e formulário cadastral de Emir Calluf Filho.

IV. Documentos pessoais, comprovante de endereço, currículo e formulário cadastral de Robson Augusto Pascoalini.

2. DA ANÁLISE DO PROCESSO

Da análise, verifica-se que os indicados declararam não incidir em quaisquer das hipóteses de vedação ou impedimento previstas na legislação, formações acadêmicas e experiências profissionais compatíveis com os cargos que pretendem ocupar.

Emir Calluf Filho declarou ter graduação em Direito, especializações em Direito e Negócios Internacionais e Direito Civil Empresarial, MBA em gestão estratégica de empresas e mestrado em Direito Internacional. Como experiência, declara no currículo ter exercido cargos de Diretor Jurídico nas empresas Internacional Flavors & Flagrances e da J&F Investimentos, além de Gerente Jurídico da Enaex/Britanite.

Robson Augusto Pascoalini declarou ter graduação em Direito e especializações em Direito Aplicado e Direito Tributário. Como experiência, afirma ter quatro anos como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da estatal. Nesse sentido, além de já ter sido membro do Comitê de Indicação e Avaliação da Sanepar, declara no currículo exercer a advocacia em escritório próprio desde 2009.

Sendo assim, pela presunção de veracidade das declarações contidas nos formulários, conclui-se que os indicados não incidem em quaisquer hipóteses de vedação gerais ou específicas, possuem formações acadêmicas compatíveis e ainda suprem os requisitos legais de experiência profissional, tendo o primeiro indicado "*quatro anos em cargo de direção ou chefia superior em empresa de*

Informação CCEE nº 179/2019 – APPA – Protocolo nº 16.056.805-4 Pág. 1 de 2

Inserido ao protocolo 16.056.805-4 por: Gabriel Abreu Da Silveira em: 20/09/2019 15:23. Nos termos do art. 18 do Decreto Estadual 5389/2016. Assinado por: Marcelo Luiz Curado em 20/09/2019 15:28. Para mais informações acesse: https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura.do e informe o código: c452c8c8e732178080e7641e983785ac

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SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS
SECRETARIA EXECUTIVA

porte ou objeto semelhante ao da estatal", satisfazendo os requisitos dos arts. 17, b, 1, e 26, § 1º, e o segundo indicado "*quatro anos como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da estatal*", nos termos do art. **17, c, da** Lei das Estatais.

A indicação de José Paulo da Silva Filho já foi analisada na Informação nº 129/2019, sendo à época emitido parecer favorável pelos requisitos exigidos pela legislação para indicação de membros do Conselho Fiscal. Nesse momento, observa-se que o indicado também afirmou ter quatro anos em cargo de direção ou chefia superior em empresa de porte ou objeto semelhante ao da estatal. Uma vez que consta no currículo experiência de direção tanto no Grupo Nasha como no Grupo J&F e foi declarada a não incidência em vedações, entende-se que há também atendimento dos requisitos do art. 17, b, 1, da Lei das Estatais.

3. DO PARECER

Diante do exposto, emitimos parecer favorável à indicação de **José Paulo da Silva Filho** e **Emir Caluff Filho** para, respectivamente, membro titular e suplente, do Conselho Fiscal e **Robson Augusto Pascoalini** para membro do Comitê de Indicação e Avaliação da Copel.

Nos termos do art. 3º da Deliberação Normativa CCEE nº 2/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da companhia.

Curitiba, 19 de setembro de 2019.

Marcelo Luiz Curado
Secretário Executivo

Informação CCEE nº 179/2019 – APPA – Protocolo nº 16.056.805-4 Pág. 2 de 2

Inserido ao protocolo 16.056.805-4 por: Gabriel Abreu Da Silveira em: 20/09/2019 15:23. Nos termos do art. 18 do Decreto Estadual 5389/2016. Assinado por: Marcelo Luiz Curado em 20/09/2019 15:28. Para mais informações acesse: https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura.do e informe o código: c452c8c8e732178080e7641e983785ac

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Companhia Paranaense de Energia

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Anexo I

FORMULÁRIO CADASTRAL
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administradores (diretor e conselheiro de administração), conselheiros fiscais, membros do Comitê de Indicação e Avaliação e demais cargos previstos em acordos de acionistas, para os órgãos estatutários da Companhia Paranaense de Energia – Copel (Holding), das suas subsidiárias integrais e das suas participações societárias diretas ou indiretas.

A. DADOS GERAIS

1. Nome completo: MARCOS LEANDRO PEREIRA			2. Sexo: ( ) M ( ) F
3. CPF: 436.675.389-87	4. RG: 3.247.067-0 SSP=PR	5. Título de eleitor: 0153 1892 0639	
6. Endereço pessoal: AVENIDA IGUAÇÚ, 2663, AP. 42-B BAIRRO ÁGUA VERDE CURITIBA-PR CEP 80.240-031			
7. Endereço profissional: RUA PASTEUR, 463, 4. ANDAR BAIRRO BATEL CURITIBA-PR CEP 80.250-080			
8. Telefone pessoal: (41) 99154-0909		9. Telefone profissional: (41) 3075-1500	
10. *E-mail*: mlp@pereiradabul.adv.br			
11. Cargo para o qual foi indicado: (x) Titular ( ) Suplente ( ) Conselho de Administração ( ) Diretoria ( ) Conselho Fiscal (x) Comitê de Indicação e Avaliação ( ) Outros cargos. Especificar: ____________ Obs.: a questão 22 somente deve ser respondida pelos indicados para o Conselho Fiscal.			
12. Empresa à qual foi indicado:			
13. Representante do(s): ( ) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas ( ) Empregados			

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

Inserido ao protocolo 16.140.907-3 por: Monica Renata Muller Shirata em: 17/10/2019 11:09.

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Companhia Paranaense de Energia

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B. EXPERIÊNCIA PROFISSIONAL

Os itens 14 a 16 são exclusivos para indicações aos cargos de Diretoria, Conselho de Administração e Comitê de Indicação e Avaliação:

14. Assinale a experiência profissional abaixo que você possui:

( ) 10 (dez) anos, no setor público ou privado, na área de atuação da empresa pública ou da sociedade de economia mista ou em área conexa àquela para a qual foi indicado em função de direção superior;

( ) 04 anos em cargo de direção ou de chefia superior em empresa de porte ou objeto social semelhante ao da empresa pública ou da sociedade de economia mista, entendendo-se como cargo de chefia superior aquele situado nos 2 (dois) níveis hierárquicos não estatutários mais altos da empresa;

( ) 04 anos em cargo em comissão ou função de confiança equivalente a DAS-4 ou superior, no setor público;

( ) 04 anos em cargo de docente ou de pesquisador em áreas de atuação da empresa pública ou da sociedade de economia mista;

(X) 04 anos de experiência como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da empresa pública ou sociedade de economia mista;

15. Dos itens assinalados no item 14, descreva a experiência mais aderente ao cargo indicado: *

ADVOGADO SOCIETARISTA E ESPECIALISTA EM GOVERNANÇA E DINÂMICA DE CONSELHOS DE ADMINISTRAÇÃO

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado, etc.

16. No caso de indicação de empregados para o cargo de administrador ou como membro de comitê, os requisitos acima podem ser dispensados, desde que atendidos os seguintes quesitos mínimos:

( ) Tenha ingressado na empresa pública ou na sociedade de economia mista por meio de concurso público de provas ou de provas e títulos;

( ) Tenha mais de 10 (dez) anos de trabalho efetivo na empresa pública ou na sociedade de economia mista;

( ) Tenha ocupado cargo na gestão superior da empresa pública ou da sociedade de economia mista, comprovando sua capacidade para assumir as responsabilidades dos cargos.

	SIM	NÃO
17. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

18. Qual a área de sua formação acadêmica?

DIREITO

	SIM	NÃO
19. É titular de cargo com vínculo permanente com o serviço Público?		X

20. Em caso de resposta positiva no item 19, informe o cargo:

	SIM	NÃO
21. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

Inserido ao protocolo 16.140.907-3 por: Monica Renata Muller Shirata em: 17/10/2019 11:09.

COPEL
Companhia Paranaense de Energia

PROTOCOLO INTEGRADO DO ESTADO Fls. 29 Mov. 5

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22. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor e Conselheiro Fiscal)?	X	
23. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?		X
24. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a empresa para a qual foi indicado?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

Inserido ao protocolo 16.140.907-3 por: Monica Renata Muller Shirata em: 17/10/2019 11:09.

COPEL
Companhia Paranaense de Energia

PROTOCOLO INTEGRADO DO ESTADO Fls. 30 Mov. 5

4/7

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	NÃO
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		X
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		X
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		X
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou		X

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

Inserido ao protocolo 16.140.907-3 por: Monica Renata Muller Shirata em: 17/10/2019 11:09.

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Companhia Paranaense de Energia

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O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XXX - está condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que o torne inelegível?		X
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO - CRITERIOS DA LEI 13.303/2016

	SIM	**NÃO**
I – Possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		X
II – É cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		X
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		X
IV – É ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		X
V – É fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		X
VI – É funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		X
VII – Recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		X

Obs.: para empresas públicas e sociedades de economia mista.

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

Inserido ao protocolo 16.140.907-3 por: Monica Renata Muller Shirata em: 17/10/2019 11:09.

COPEL
Companhia Paranaense de Energia

PROTOCOLO INTEGRADO DO ESTADO Fls. 32 Mov. 5

6/7

E. OUTRAS INFORMAÇÕES

	SIM	NÃO
Existe algum litígio administrativo ou judicial no qual conste como autor ou réu, que sejam parte a Empresa para a qual está sendo indicado, para a Copel ou alguma de suas empresas? Caso positivo favor especificar, informando se é processo coletivo ou individual: ____		X

Ocupa cargo de administrador (Conselho de Administração e Diretoria) ou de Conselheiro Fiscal em empresa pública, sociedade de economia mista ou de suas subsidiárias?

Caso a resposta seja afirmativa, indicar cargo e empresa, utilizando a tabela abaixo:

Cargo	Empresa	Remunerado	
		SIM	NÃO

O indicado deverá anexar ao presente Formulário os documentos abaixo que atestam a comprovação das seguintes informações:

DADOS GERAIS

- Cópia de documento de identificação com foto, contendo nº do RG e CPF;
- Cópia do Título de eleitor; e
- Cópia de comprovante de residência em nome do indicado, com menos de 90 dias.

FORMAÇÃO ACADÊMICA

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

Inserido ao protocolo 16.140.907-3 por: Monica Renata Muller Shirata em: 17/10/2019 11:09.

COPEL
Companhia Paranaense de Energia

PROTOCOLO INTEGRADO DO ESTADO Fls. 33 Mov. 5

7/7

- Cópia do diploma de graduação (frente e verso);
- Cópia do certificado de pós-graduação (frente e verso), se for o caso; e
- Cópia da Carteira de identidade profissional.

EXPERIÊNCIA PROFISSIONAL

- Ato de nomeação e de exoneração, se houver;
- Declaração de vínculo ou termo de posse, se houver;
- Cópia da carteira de trabalho (com o registro da atividade exercida), se houver;
- Currículo atualizado (assinado), com descrição de experiência comprovada nas funções previstas na legislação; e
- Outras documentações que comprovem a experiência profissional.

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas **podem** acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie.

Curitiba, 16 de outubro de 2019
Local e data

Assinatura do(a) Indicado(a)

Documento original assinado por:

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

Inserido ao protocolo 16.140.907-3 por: Monica Renata Muller Shirata em: 17/10/2019 11:09.

PROTOCOLO INTEGRADO DO ESTADO
Fls. 34
Mov. 6

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 192/2019

Análise da indicação do Estado do Paraná para o Comitê de Indicação e Avaliação da Companhia Paranaense de Energia – COPEL.

1. DA PROPOSTA

O protocolo compreende a documentação da indicação de **Marcos Leandro Pereira** para o Comitê de Indicação e Avaliação da Companhia Paranaense de Energia - COPEL.

O processo foi instruído com os seguintes documentos:

I. Ofício CEE/G 458/2019;

II. Formulário cadastral, currículo, documentos pessoais e comprovante de endereço do indicado.

2. DA ANÁLISE DO PROCESSO

O indicado, Marcos Leandro Pereira, declarou ter graduação em Direito pela Pontifícia Universidade Católica do Paraná, pós-graduação em Instituições Fundamentais de Direito Contemporâneo e em Direito Processual pelo Instituto Brasileiro de Estudos Jurídicos e Pontifícia Universidade Católica do Paraná e MBA em Governança Corporativa e Avaliação de Empresas pela B.I.International (TCC pendente).

Como experiência profissional, afirma ter quatro anos como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da estatal. Nesse sentido, afirma no currículo ser sócio-fundador da Pereira, Dabul Advogados e da RCA Governança & Sucessão, empresa especializada na implementação de boas práticas de Governança Corporativa, na formação e dinâmica de Conselho de Família, Consultivo e de Administração e na implementação de Planejamento Patrimonial e Sucessório em estruturas empresariais familiares. Atualmente é membro independente dos Conselhos de Administração da DSS Holding Company; da Perfimec S.A. Centro de Serviços em Aço; da Amcham-Brasil (Câmara Americana de Comércio); da Canaã Administração de Bens e Participações S.A. (Grupo Casagrande); do Conselho Estadual de Desenvolvimento Econômico e Social do Paraná e do Conselho Superior de Cidadania Empresarial da Federação das Indústrias do Estado do Paraná, bem como é Presidente do Conselho da Amcham-Curitiba (2014-2019). Anota-se também que o indicado é membro do IBCG – Instituto Brasileiro de Governança Corporativa e do Instituto de Direito Tributário do Paraná.

Informação CCEE nº 192/2019 – COPEL........... Pág. 1 de 2

Inserido ao protocolo 16.140.907-3 por: Monica Renata Muller Shirata em: 17/10/2019 11:12. Nos termos do art. 18 do Decreto Estadual 5389/2016. Assinado por: Monica Renata Muller Shirata em 17/10/2019 11:12, Marcelo Luiz Curado em 18/10/2019 14:59. Para mais informações acesse: https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura.do e informe o código: 7ab36730744955c0034c82b878b862e8

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS
SECRETARIA EXECUTIVA

PROTOCOLO INTEGRADO DO ESTADO
Fls. 35
Mov. 6

Da análise da documentação, verifica-se que o indicado declarou não incidir em quaisquer das hipóteses de vedação ou impedimento previstas na legislação, conforme formulário cadastral, formação acadêmica e experiência profissional compatíveis com o cargo que pretende ocupar.

Sendo assim, pela presunção de veracidade das declarações contidas no formulário cadastral, conclui-se que o indicado não incide em quaisquer hipóteses de vedação gerais ou específicas, possui formação acadêmica compatível e ainda supre os requisitos legais de experiência profissional, tendo "quatro anos como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da estatal", nos termos do art. 17, I, c, da Lei das Estatais.

3. DO PARECER

Diante do exposto, emitimos parecer favorável à indicação de **Marcos Leandro Pereira** para membro do Comitê de Indicação e Avaliação da Companhia Paranaense de Energia - COPEL.

Nos termos do art. 3° da Deliberação Normativa CCEE n° 2/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da Companhia.

Curitiba, 16 de outubro de 2019.

Mônica Renata Mueller Shirata
Assessora Técnica

Marcelo Luiz Curado
Secretário Executivo

Informação CCEE n° 192/2019 – COPEL............ Pág. 2 de 2

Inserido ao protocolo 16.140.907-3 por: Monica Renata Muller Shirata em: 17/10/2019 11:12. Nos termos do art. 18 do Decreto Estadual 5389/2016. Assinado por: Monica Renata Muller Shirata em 17/10/2019 11:12, Marcelo Luiz Curado em 18/10/2019 14:59. Para mais informações acesse: https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura.do e informe o código: 7ab36730744955c0034c82b878b862e8

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUTÁRIOS

GOVERNANÇA CORPORATIVA

Versão 2 de 13.03.2019

6/19

Anexo I

FORMULÁRIO CADASTRAL

Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administradores (diretor e conselheiro de administração), conselheiros fiscais, membros do Comitê de Indicação e Avaliação e demais cargos previstos em acordos de acionistas, para os órgãos estatutários da Companhia Paranaense de Energia – Copel (Holding), das suas subsidiárias integrais e das suas participações societárias diretas ou indiretas.

A. DADOS GERAIS

1. Nome completo: JOSÉ PAULO DA SILVA FILHO	2. Sexo: (X) M ( ) F
3. CPF: 386.730.294-49 4. RG: 55.837.704-X	5. Título de eleitor: 0073 9386 0850
6. Endereço pessoal: Alameda Dourado, 206 - Alphaville - Santana de Parnaíba - São Paulo - CEP 06.540-265	
7. Endereço profissional: O mesmo	
8. Telefone pessoal: 11-942090333	9. Telefone profissional: 11-41532909
10. *E-mail*: psilvafilho@hotmail.com	

11. Cargo para o qual foi indicado: (X) Titular ( ) Suplente
( ) Conselho de Administração
( ) Diretoria
(X) Conselho Fiscal
( ) Comitê de Indicação e Avaliação
( ) Outros cargos. Especificar: ____________________
Obs.: a questão 22 somente deve ser respondida pelos indicados para o Conselho Fiscal.

12. Empresa à qual foi indicado: Companhia Paranaense de Energia - COPEL

13. Representante do(s):
(X) Acionista controlador
( ) Acionistas minoritários
( ) Acionistas preferencialistas
( ) Empregados

Diretoria de Gestão Empresarial – DGE
Coordenação de Desenvolvimento Organizacional e Processos – CDO

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUTÁRIOS

GOVERNANÇA CORPORATIVA

Versão 2 de 13.03.2019

7/19

B. EXPERIÊNCIA PROFISSIONAL

Os itens 14 a 16 são exclusivos para indicações aos cargos de Diretoria, Conselho de Administração e Comitê de Indicação e Avaliação:

14. Assinale a experiência profissional abaixo que você possui:

( ) 10 (dez) anos, no setor público ou privado, na área de atuação da empresa pública ou da sociedade de economia mista ou em área conexa àquela para a qual foi indicado em função de direção superior;

( ) 04 anos em cargo de direção ou de chefia superior em empresa de porte ou objeto social semelhante ao da empresa pública ou da sociedade de economia mista, entendendo-se como cargo de chefia superior aquele situado nos 2 (dois) níveis hierárquicos não estatutários mais altos da empresa;

( ) 04 anos em cargo em comissão ou função de confiança equivalente a DAS-4 ou superior, no setor público;

( ) 04 anos em cargo de docente ou de pesquisador em áreas de atuação da empresa pública ou da sociedade de economia mista;

( ) 04 anos de experiência como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da empresa pública ou sociedade de economia mista;

15. Dos itens assinalados no item 14, descreva a experiência mais aderente ao cargo indicado: *

____

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado, etc.

16. No caso de indicação de empregados para o cargo de administrador ou como membro de comitê, os requisitos acima podem ser dispensados, desde que atendidos os seguintes quesitos mínimos:

( ) Tenha ingressado na empresa pública ou na sociedade de economia mista por meio de concurso público de provas ou de provas e títulos;

( ) Tenha mais de 10 (dez) anos de trabalho efetivo na empresa pública ou na sociedade de economia mista;

( ) Tenha ocupado cargo na gestão superior da empresa pública ou da sociedade de economia mista, comprovando sua capacidade para assumir as responsabilidades dos cargos.

	SIM	NÃO
17. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

18. Qual a área de sua formação acadêmica?
Bacharel em Ciências Contábeis e Pos-Graduação em Gestão Empresarial

	SIM	NÃO
19. É titular de cargo com vínculo permanente com o serviço Público?		X

20. Em caso de resposta positiva no item 19, informe o cargo:
N/A

	SIM	NÃO
21. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	

Diretoria de Gestão Empresarial – DGE
Coordenação de Desenvolvimento Organizacional e Processos – CDO

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUTÁRIOS

GOVERNANÇA CORPORATIVA

Versão 2 de 13.03.2019

8/19

22. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor e Conselheiro Fiscal)?	X	
23. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?	X	
24. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a empresa para a qual foi indicado?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X

Diretoria de Gestão Empresarial – DGE

Coordenação de Desenvolvimento Organizacional e Processos – CDO

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUTÁRIOS

GOVERNANÇA CORPORATIVA

Versão 2 de 13.03.2019

9/19

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra? SIM**	**NÃO**
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		X
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		X
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X

Diretoria de Gestão Empresarial – DGE

Coordenação de Desenvolvimento Organizacional e Processos – CDO

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUTÁRIOS

GOVERNANÇA CORPORATIVA

Versão 2 de 13.03.2019

10/19

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		X
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		X
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XXX - está condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que o torne inelegível?		X
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO - CRITERIOS DA LEI 13.303/2016

	SIM	**NÃO**
I – Possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		X
II – É cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		X
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		X
IV – É ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		X
V – É fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		X
VI – É funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		X
VII – Recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		X

Obs.: para empresas públicas e sociedades de economia mista.

Diretoria de Gestão Empresarial – DGE
Coordenação de Desenvolvimento Organizacional e Processos – CDO

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUTÁRIOS

GOVERNANÇA CORPORATIVA

Versão 2 de 13.03.2019

11/19

E. OUTRAS INFORMAÇÕES

	SIM	NÃO
Existe algum litígio administrativo ou judicial no qual conste como autor ou réu, que sejam parte a Empresa para a qual está sendo indicado, para a Copel ou alguma de suas empresas? Caso positivo favor especificar, informando se é processo coletivo ou individual: N/A		X
Ocupa cargo de administrador (Conselho de Administração e Diretoria) ou de Conselheiro Fiscal em empresa pública, sociedade de economia mista ou de suas subsidiárias? Caso a resposta seja afirmativa, indicar cargo e empresa, utilizando a tabela abaixo:		X

Cargo	Empresa	Remunerado	
		SIM	NÃO

O indicado deverá anexar ao presente Formulário os documentos abaixo que atestam a comprovação das seguintes informações:

DADOS GERAIS

- Cópia de documento de identificação com foto, contendo nº do RG e CPF;
- Cópia do Título de eleitor; e
- Cópia de comprovante de residência em nome do indicado, com menos de 90 dias.

Diretoria de Gestão Empresarial – DGE
Coordenação de Desenvolvimento Organizacional e Processos – CDO

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUTÁRIOS

GOVERNANÇA CORPORATIVA

Versão 2 de 13.03.2019

12/19

FORMAÇÃO ACADÊMICA

- Cópia do diploma de graduação (frente e verso);
- Cópia do certificado de pós-graduação (frente e verso), se for o caso; e
- Cópia da Carteira de identidade profissional.

EXPERIÊNCIA PROFISSIONAL

- Ato de nomeação e de exoneração, se houver;
- Declaração de vínculo ou termo de posse, se houver;
- Cópia da carteira de trabalho (com o registro da atividade exercida), se houver;
- Currículo atualizado (assinado), com descrição de experiência comprovada nas funções previstas na legislação; e
- Outras documentações que comprovem a experiência profissional.

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas **podem** acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie.

S. de Parnaíba 3/7/19
Local e data

[assinatura]
Assinatura do(a) Indicado(a)

Diretoria de Gestão Empresarial – DGE
Coordenação de Desenvolvimento Organizacional e Processos – CDO

PROTOCOLO
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INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 182/2019

Análise da indicação do Estado do Paraná para o Conselho Fiscal e Comitê de Indicação e Avaliação da Copel.

1. DA PROPOSTA

O protocolo compreende a documentação da indicação para o Conselho Fiscal e Comitê de Indicação e Avaliação da Companhia Paranaense de Energia.

O processo foi instruído com os seguintes documentos:

I. Ofício CEE/G 289/2019;

II. Documentos pessoais, comprovante de endereço, currículo e formulário cadastral de José Paulo da Silva Filho.

III. Documentos pessoais, comprovante de endereço, currículo e formulário cadastral de Emir Calluf Filho.

IV. Documentos pessoais, comprovante de endereço, currículo e formulário cadastral de Robson Augusto Pascoalini.

2. DA ANÁLISE DO PROCESSO

Da análise, verifica-se que os indicados declararam não incidir em quaisquer das hipóteses de vedação ou impedimento previstas na legislação, formações acadêmicas e experiências profissionais compatíveis com os cargos que pretendem ocupar.

Emir Calluf Filho declarou ter graduação em Direito, especializações em Direito e Negócios Internacionais e Direito Civil Empresarial, MBA em gestão estratégica de empresas e mestrado em Direito Internacional. Como experiência, declara no currículo ter exercido cargos de Diretor Jurídico nas empresas Internacional Flavors & Flagrances e da J&F Investimentos, além de Gerente Jurídico da Enaex/Britanite.

Robson Augusto Pascoalini declarou ter graduação em Direito e especializações em Direito Aplicado e Direito Tributário. Como experiência, afirma ter quatro anos como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da estatal. Nesse sentido, além de já ter sido membro do Comitê de Indicação e Avaliação da Sanepar, declara no currículo exercer a advocacia em escritório próprio desde 2009.

Sendo assim, pela presunção de veracidade das declarações contidas nos formulários, conclui-se que os indicados não incidem em quaisquer hipóteses de vedação gerais ou específicas, possuem formações acadêmicas compatíveis e ainda suprem os requisitos legais de experiência profissional, tendo o primeiro indicado "*quatro anos em cargo de direção ou chefia superior em empresa de*

Informação CCEE nº 179/2019 – APPA – Protocolo nº 16.056.805-4 Pág. 1 de 2

Inserido ao protocolo 16.056.805-4 por: Gabriel Abreu Da Silveira em: 20/09/2019 15:23. Nos termos do art. 18 do Decreto Estadual 5389/2016. Assinado por: Marcelo Luiz Curado em 20/09/2019 15:28. Para mais informações acesse: https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura.do e informe o código: c452c8c8e732178080e7641e983785ac

PROTOCOLO INTEGRADO DO ESTADO
Fls. 69
Mov. 25

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS
SECRETARIA EXECUTIVA

porte ou objeto semelhante ao da estatal", satisfazendo os requisitos dos arts. 17, b, 1, e 26, § 1º, e o segundo indicado "*quatro anos como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da estatal*", nos termos do art. **17, c, da** Lei das Estatais.

A indicação de José Paulo da Silva Filho já foi analisada na Informação nº 129/2019, sendo à época emitido parecer favorável pelos requisitos exigidos pela legislação para indicação de membros do Conselho Fiscal. Nesse momento, observa-se que o indicado também afirmou ter quatro anos em cargo de direção ou chefia superior em empresa de porte ou objeto semelhante ao da estatal. Uma vez que consta no currículo experiência de direção tanto no Grupo Nasha como no Grupo J&F e foi declarada a não incidência em vedações, entende-se que há também atendimento dos requisitos do art. 17, b, 1, da Lei das Estatais.

3. DO PARECER

Diante do exposto, emitimos parecer favorável à indicação de **José Paulo da Silva Filho** e **Emir Caluff Filho** para, respectivamente, membro titular e suplente, do Conselho Fiscal e **Robson Augusto Pascoalini** para membro do Comitê de Indicação e Avaliação da Copel.

Nos termos do art. 3º da Deliberação Normativa CCEE nº 2/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da companhia.

Curitiba, 19 de setembro de 2019.

Marcelo Luiz Curado
Secretário Executivo

Informação CCEE nº 179/2019 – APPA – Protocolo nº 16.056.805-4 Pág. 2 de 2

Inserido ao protocolo 16.056.805-4 por: Gabriel Abreu Da Silveira em: 20/09/2019 15:23. Nos termos do art. 18 do Decreto Estadual 5389/2016. Assinado por: Marcelo Luiz Curado em 20/09/2019 15:28. Para mais informações acesse: https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura.do e informe o código: c452c8c8e732178080e7641e983785ac

COPEL
Companhia Paranaense de Energia

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FORMULÁRIO CADASTRAL – BACKGROUND CHECK - PRELIMINAR

Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administradores (diretor e conselheiro de administração), conselheiros fiscais, membros do Comitê de Indicação e Avaliação e demais cargos previstos em acordos de acionistas, para os órgãos estatutários da Companhia Paranaense de Energia – Copel (Holding), das suas subsidiárias integrais e das suas participações societárias diretas ou indiretas.

A. DADOS GERAIS

1. Nome completo: **Emir Calluf Filho**		2. Sexo: (X) M ( ) F
3. CPF: 021.689.429-86	4. RG: 6.190.305-4	5. Título de eleitor:06680900655
6. Endereço pessoal: Rua Alexandre de Gusmão, 71, Jardim Social, Curitiba, Paraná		
7. Endereço profissional: Av. Marginal Diireita do Tiete, 500, São Paulo, SP.		
8. Telefone pessoal: 41-99961-0110	9. Telefone profissional:11-97389-1855	
10. *E-mail*: calluf@gmail.com		
11. Indique o cônjuge e os parentes, até 2° grau, conforme lista abaixo:		
Cônjuge: Tamis Pizzato da Cunha		
1° Grau		
Pai: Emir Calluf	Mãe: Munira Calluf	
Filho(a):Gael Calluf	Filho(a): Elisa Calluf	
Filho(a):	Filho(a):	
2° Grau		
Irmão(ã): Amanda Calluf	Irmão(ã):	
Irmão(ã):	Irmão(ã):	

12. Declaro, sob as penas da lei, que nenhuma das pessoas citadas acima é:	SIM	NÃO
- Representante do órgão regulador ao qual a Copel está sujeita; - Ministro de Estado, Secretário de Estado ou Secretário Municipal; - Titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública; - Dirigente estatutário de partido político; - Titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo.	X	

13. Caso a resposta do item 12 seja negativa, favor informar o nome do parente e a posição que ocupa

14. Cargo para o qual foi indicado: ( ) Titular (X) Suplente
( ) Conselho de Administração
( ) Diretoria
(X) Conselho Fiscal

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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(   ) Comitê de Indicação e Avaliação
(   ) Outros cargos. Especificar: ____
Obs.: a questão 25 somente deve ser respondida pelos indicados para o Conselho Fiscal.

15. Empresa à qual foi indicado: Copel

16. Representante do(s):
(X) Acionista controlador
(   ) Acionistas minoritários
(   ) Acionistas preferencialistas
(   ) Empregados

B. EXPERIÊNCIA PROFISSIONAL

Os itens 17 a 19 são exclusivos para indicações aos cargos de Diretoria, Conselho de Administração e Comitê de Indicação e Avaliação:

17. Assinale a experiência profissional abaixo que você possui:

(   ) 10 (dez) anos, no setor público ou privado, na área de atuação da empresa pública ou da sociedade de economia mista ou em área conexa àquela para a qual foi indicado em função de direção superior;

(   ) 04 anos em cargo de direção ou de chefia superior em empresa de porte ou objeto social semelhante ao da empresa pública ou da sociedade de economia mista, entendendo-se como cargo de chefia superior aquele situado nos 2 (dois) níveis hierárquicos não estatutários mais altos da empresa;

(   ) 04 anos em cargo em comissão ou função de confiança equivalente a DAS-4 ou superior, no setor público;

(   ) 04 anos em cargo de docente ou de pesquisador em áreas de atuação da empresa pública ou da sociedade de economia mista;

(   ) 04 anos de experiência como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da empresa pública ou sociedade de economia mista;

18. Dos itens assinalados no item 16, descreva a experiência mais aderente ao cargo indicado: *

____

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado, etc.

19. No caso de indicação de empregados para o cargo de administrador ou como membro de comitê, os requisitos acima podem ser dispensados, desde que atendidos os seguintes quesitos mínimos:

(   ) Tenha ingressado na empresa pública ou na sociedade de economia mista por meio de concurso público de provas ou de provas e títulos;

(   ) Tenha mais de 10 (dez) anos de trabalho efetivo na empresa pública ou na sociedade de economia mista;

(   ) Tenha ocupado cargo na gestão superior da empresa pública ou da sociedade de economia mista, comprovando sua capacidade para assumir as responsabilidades dos cargos.

	SIM	NÃO
20. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

21. Qual a área de sua formação acadêmica? **Direito**

	SIM	NÃO
22. É titular de cargo com vínculo permanente com o serviço Público?		

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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Companhia Paranaense de Energia

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		X
23. Em caso de resposta positiva no item 22, informe o cargo:		
24. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	**SIM**	**NÃO**
	X	
25. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor e Conselheiro Fiscal)?	X	
26. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa?	X	
27. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X	

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau de pessoas que se enquadram nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a empresa para a qual foi indicado?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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Companhia Paranaense de Energia

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O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	**NÃO**
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		X
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		X
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		X
XXVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou		X

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

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O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra? SIM	NÃO
aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		
XXIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XXX - está condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que o torne inelegível?		X
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO - CRITERIOS DA LEI 13.303/2016

	SIM	NÃO
I – Possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital?		X
II – É cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista?		X
III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência?		X
IV – É ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa?		X
V – É fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência?		X
VI – É funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência?		X
VII – Recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital?		X

Obs.: para empresas públicas e sociedades de economia mista.

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

COPEL
Companhia Paranaense de Energia

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E. OUTRAS INFORMAÇÕES

	SIM	NÃO
1. Existe algum litígio administrativo ou judicial no qual conste como autor ou réu, que sejam parte a Empresa para a qual está sendo indicado, para a Copel ou alguma de suas empresas? Caso positivo favor especificar, informando se é processo coletivo ou individual: ____________		X
2. Ocupa cargo de administrador (Conselho de Administração e Diretoria) ou de Conselheiro Fiscal em empresa pública, sociedade de economia mista ou de suas subsidiárias?		X
3. O cônjuge e/ou filhos(as) ocupam cargo na administração pública direta ou indireta, cargo de administrador (Conselho de Administração e Diretoria) ou de Conselheiro Fiscal em empresa pública, sociedade de economia mista ou de suas subsidiárias?		X

Caso a resposta seja afirmativa nos itens 2 e/ou 3, indicar cargo e empresa, utilizando a tabela abaixo:

Cargo	Empresa	A quem pertence a empresa esposa ou filhos(as)	Remunerado	
			SIM	NÃO

	SIM	NÃO
4. Possui em seu nome, do cônjuge e/ou filhos(as) participação societária em empresas? Caso positivo, informar a razão social e o CNPJ das empresas, suas filiais, controladas, coligadas, controladas em conjunto, etc.	X	

Razão social 1: Pinheiros Empreendimentos e Participações Ltda.	CNPJ 1: 12.589.171/0001-87
Razão social 2: Quero Lar Tecnologia da Informação Ltda.	CNPJ 2: 17.548.797/0001-69
Razão social 3:	CNPJ 3:
Razão social 4:	CNPJ 4:
Razão social 5:	CNPJ 5:
Razão social 6:	CNPJ 6:
Razão social 7:	CNPJ 7:
Razão social 8:	CNPJ 8:
Razão social 9:	CNPJ 9:

	SIM	NAO
5. Declaro, sob as penas da lei, que nenhuma das empresas citadas acima firmaram contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a Copel ou com empresas do grupo Copel, nos três anos anteriores à data de sua nomeação?	X	

6. Caso a resposta do item 5 seja negativa, informar detalhes do contrato (empresa, valor, objeto, vigência, entre outros):

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

COPEL
Companhia Paranaense de Energia

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O indicado deverá anexar ao presente Formulário os documentos abaixo que atestam a comprovação das seguintes informações:

DADOS GERAIS

- Cópia de documento de identificação com foto, contendo nº do RG e CPF;
- Cópia do Título de eleitor; e
- Cópia de comprovante de residência em nome do indicado, com menos de 90 dias.

FORMAÇÃO ACADÊMICA

- Cópia do diploma de graduação (frente e verso);
- Cópia do certificado de pós-graduação (frente e verso), se for o caso; e
- Cópia da Carteira de identidade profissional.

EXPERIÊNCIA PROFISSIONAL

- Ato de nomeação e de exoneração, se houver;
- Declaração de vínculo ou termo de posse, se houver;
- Cópia da carteira de trabalho (com o registro da atividade exercida), se houver;
- Currículo atualizado (assinado), com descrição de experiência comprovada nas funções previstas na legislação; e
- Outras documentações que comprovem a experiência profissional.

Ciente das possíveis penalidades cíveis, administrativas e penais, que eventuais declarações falsas **podem** acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie.

DECLARO, também, o compromisso da manutenção das condições de elegibilidade, previstas na legislação vigente e no estatuto social da Companhia, durante toda a vigência do mandato do cargo supra citado, em caso de alterações das condições comunicarei imediatamente o Comitê de Indicação e Avaliação - CIA.

Curitiba, 12/08/2019

Assinatura do(a) Indicado(a)

NAC 030311 - Indicação de Membros de Órgãos Estatutários de 13.03.2019

PROTOCOLO
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INTEGRADO DO ESTADO

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS
SECRETARIA EXECUTIVA

INFORMAÇÃO CCEE Nº 182/2019

Análise da indicação do Estado do Paraná para o Conselho Fiscal e Comitê de Indicação e Avaliação da Copel.

1. DA PROPOSTA

O protocolo compreende a documentação da indicação para o Conselho Fiscal e Comitê de Indicação e Avaliação da Companhia Paranaense de Energia.

O processo foi instruído com os seguintes documentos:

I. Ofício CEE/G 289/2019;

II. Documentos pessoais, comprovante de endereço, currículo e formulário cadastral de José Paulo da Silva Filho.

III. Documentos pessoais, comprovante de endereço, currículo e formulário cadastral de Emir Calluf Filho.

IV. Documentos pessoais, comprovante de endereço, currículo e formulário cadastral de Robson Augusto Pascoalini.

2. DA ANÁLISE DO PROCESSO

Da análise, verifica-se que os indicados declararam não incidir em quaisquer das hipóteses de vedação ou impedimento previstas na legislação, formações acadêmicas e experiências profissionais compatíveis com os cargos que pretendem ocupar.

Emir Calluf Filho declarou ter graduação em Direito, especializações em Direito e Negócios Internacionais e Direito Civil Empresarial, MBA em gestão estratégica de empresas e mestrado em Direito Internacional. Como experiência, declara no currículo ter exercido cargos de Diretor Jurídico nas empresas Internacional Flavors & Flagrances e da J&F Investimentos, além de Gerente Jurídico da Enaex/Britanite.

Robson Augusto Pascoalini declarou ter graduação em Direito e especializações em Direito Aplicado e Direito Tributário. Como experiência, afirma ter quatro anos como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da estatal. Nesse sentido, além de já ter sido membro do Comitê de Indicação e Avaliação da Sanepar, declara no currículo exercer a advocacia em escritório próprio desde 2009.

Sendo assim, pela presunção de veracidade das declarações contidas nos formulários, conclui-se que os indicados não incidem em quaisquer hipóteses de vedação gerais ou específicas, possuem formações acadêmicas compatíveis e ainda suprem os requisitos legais de experiência profissional, tendo o primeiro indicado "*quatro anos em cargo de direção ou chefia superior em empresa de*

Informação CCEE nº 179/2019 – APPA – Protocolo nº 16.056.805-4 Pág. 1 de 2

Inserido ao protocolo 16.056.805-4 por: Gabriel Abreu Da Silveira em: 20/09/2019 15:23. Nos termos do art. 18 do Decreto Estadual 5389/2016. Assinado por: Marcelo Luiz Curado em 20/09/2019 15:28. Para mais informações acesse: https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura.do e informe o código: c452c8c8e732178080e7641e983785ac

PROTOCOLO INTEGRADO DO ESTADO
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ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS
SECRETARIA EXECUTIVA

porte ou objeto semelhante ao da estatal", satisfazendo os requisitos dos arts. 17, b, 1, e 26, § 1º, e o segundo indicado "*quatro anos como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da estatal*", nos termos do art. **17, c, da** Lei das Estatais.

A indicação de José Paulo da Silva Filho já foi analisada na Informação nº 129/2019, sendo à época emitido parecer favorável pelos requisitos exigidos pela legislação para indicação de membros do Conselho Fiscal. Nesse momento, observa-se que o indicado também afirmou ter quatro anos em cargo de direção ou chefia superior em empresa de porte ou objeto semelhante ao da estatal. Uma vez que consta no currículo experiência de direção tanto no Grupo Nasha como no Grupo J&F e foi declarada a não incidência em vedações, entende-se que há também atendimento dos requisitos do art. 17, b, 1, da Lei das Estatais.

3. DO PARECER

Diante do exposto, emitimos parecer favorável à indicação de **José Paulo da Silva Filho** e **Emir Caluff Filho** para, respectivamente, membro titular e suplente, do Conselho Fiscal e **Robson Augusto Pascoalini** para membro do Comitê de Indicação e Avaliação da Copel.

Nos termos do art. 3º da Deliberação Normativa CCEE nº 2/2017, o processo deverá ser encaminhado ao Comitê de Indicação e Avaliação da companhia.

Curitiba, 19 de setembro de 2019.

Marcelo Luiz Curado
Secretário Executivo

Informação CCEE nº 179/2019 – APPA – Protocolo nº 16.056.805-4 Pág. 2 de 2

Inserido ao protocolo 16.056.805-4 por: Gabriel Abreu Da Silveira em: 20/09/2019 15:23. Nos termos do art. 18 do Decreto Estadual 5389/2016. Assinado por: Marcelo Luiz Curado em 20/09/2019 15:28. Para mais informações acesse: https://www.eprotocolo.pr.gov.br/spiweb/validarAssinatura.do e informe o código: c452c8c8e732178080e7641e983785ac

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 31, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.